EXHIBIT 99.1

Galapagos Announces Changes to its Board to Accelerate Strategic Focus on Business Development

New Directors bring strong financial leadership, capital allocation, and business development expertise to the Board

Mechelen, Belgium; October 30, 2025, 21:01 CET — Galapagos NV (Euronext & NASDAQ: GLPG), today announced several changes to its Board of Directors as part of its ongoing commitment to long-term governance and strategic continuity. These changes strengthen the alignment of the Board’s composition with the Company’s strategic direction and support its focus on transformational business development to build a pipeline of novel medicines in areas of high unmet medical need.

Seasoned biopharma executive Dr. Neil Johnston has been appointed to the Board of Directors by way of co-optation as Non-Executive Independent Director, effective November 1, 2025. In addition, Devang Bhuva, current Senior Vice President of Corporate Development and Alliance Management at Gilead, has been appointed by way of co-optation as Non-Executive Non-Independent Director, effective November 1, 2025. An additional Non-Executive Independent Director is expected to be appointed in the near future as part of the Board’s commitment to maintain a balanced, diversified Board composition with appropriate Director capabilities and profiles.

In connection with these co-optations, Non-Executive Independent Directors Dr. Elisabeth Svanberg and Dr. Susanne Schaffert, and Non-Executive Non-Independent Director and current CFO of Gilead, Andrew Dickinson, will step down, effective November 1, 2025.

“I am very pleased to welcome Neil and Devang to our Board,” said Jérôme Contamine, Chair of the Board of Galapagos. “Their extensive experience in financial leadership roles, overseeing capital allocation and executing strategic transactions, combined with their commitment to the ongoing transformation of Galapagos, will be instrumental as we execute on our business development strategy to create value for our shareholders and build a pipeline of novel medicines addressing unmet patient needs.”

Contamine continued, “I would like to thank Elisabeth as Chair of the Nomination and Remuneration Committees, Susanne as Chair of the Science & Development Committee, and Andy as a Gilead representative for their valuable contributions over the past years as we steadily progressed our platform and navigated numerous challenges, and for their thoughtful counsel and dedication helping to shape Galapagos as we move forward.”

“This is an important time for Galapagos as we pivot the Company toward a sustainable growth path, delivering enhanced value for our stakeholders through focused execution of our business development strategy,” said Henry Gosebruch, CEO of Galapagos. “I look forward to working alongside Neil and Devang, as well as the entire Board and management team, to deliver on our transformation strategy and unlock the full potential of the Company.”

Biographies
Dr. Neil Johnston currently serves as Non-Executive Chair at Qureight Limited. Dr. Johnston previously served as Executive Chair at Yellowstone Biosciences. Furthermore, he held a series of senior leadership positions over 16 years at Novartis, most recently serving as Global Head of Business Development and Licensing and as a member of the Novartis Pharma Executive Committee. He joined Novartis from Medical Solutions plc, where he first served as CFO and later as CEO. He began his executive career as CFO of Pharmagene plc, where he played a key role in its London Main Market IPO, raising £40 million. Trained as a scientist, he earned a PhD in Molecular Biology before qualifying as a Chartered Accountant.

Devang Bhuva serves as Senior Vice President, Corporate Development and Alliance Management at Gilead, where he is responsible for the company’s licensing, partnership, investment, and acquisition activities. Prior to joining Gilead, Mr. Bhuva was a Managing Director in the Global Healthcare Investment Banking Group at Lazard, advising pharmaceutical and biotechnology companies across the U.S., UK, and Japan. He holds a Bachelor’s degree from the University of California, Berkeley.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Corporate Communications
Marieke Vermeersch
+32 479 490 603

media@glpg.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

Forward-looking statements
This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment by way of co-optation of new directors, the strategic process for our cell therapy business, our business development and Board renewal strategies, and the advancement of our clinical pipeline. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new directors. A further list and description of these risks, uncertainties and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.